Exhibit 8

INTERNET GOLD – GOLDEN LINES LTD.
SUBSIDIARIES

Name	Place of Incorporation	Percentage of Ownership

012 Smile.Communications Ltd.	Israel	72.44%
Smile.Media Ltd.	Israel	100%
Internet Gold International Ltd.	Israel	100%
IG Vest Ltd.*	Israel	100%

Subsidiary of 012 Smile.Communications

012 Telecom Ltd.	Israel	100%

Subsidiaries held by Smile.Media

Start Net Ltd.	Israel	100%
Nirshamim Lalimudim Ltd.	Israel	100%
Hype Active Media Ltd.	Israel	52%
Seret Israel's Movies Portal Ltd.	Israel	51%
Yahala Internet Solutions Ltd.	Israel	51%
The Money Interactive Ltd.	Israel	50.1%
MSN Israel Ltd.	Israel	50.1%

* Inactive.